press release

ArcelorMittal publishes its Annual Report 2013 on Form 20-F

Luxembourg, 25 February 2014 - ArcelorMittal has today filed its Annual Report 2013 on Form 20-F with the U.S. Securities and Exchange Commission (SEC). The report is now available on

ArcelorMittal's website http://corporate.arcelormittal.com/ under SEC filings: http://corporate.arcelormittal.com/investors/financial-reports/sec-filings.